Exhibit 99.22
QUEST RARE MINERALS LTD. NAMED 2010
PROSPECTOR OF THE YEAR
QUÉBEC, QUÉBEC, November 25, 2010 — Quest Rare Minerals Ltd. [TSX-V : QRM] is proud to announce that it has been selected by the Québec Mineral Exploration Association as its 2010 Prospector of the Year, in recognition of the importance of the deposit found on the Lake Strange property in northeastern Québec. The breadth of this rare earth deposit, second only to Bayan Obo in China, may justify the development of a world class mining project that could make Québec one of the major players in the industry by 2015.
Upon receiving this prestigious award, Peter Cashin, President and CEO of Quest, said: “It’s a great honour for Quest to have been selected as Prospector of the Year, however the advancement of a discovery of this magnitude is really a team success. I would like to thank all Quest employees who have worked very hard on this project over the last several months, as well as the Naskapi community for their continued support since its inception.”
“Strange Lake clearly demonstrates that Canada still presents enormous mining potential. “We hope that the success we’ve had in Strange Lake will be a prelude to other exploration projects in the region, and that the unrelenting work of the Quest team will lead to the discovery and exploration of new rare earth mines, thus opening the way to the establishment of a genuine rare earth industry in Québec, with the addition of high tech industries,” said Mr. Cashin at the end of the Québec Exploration gala evening.
Quest Rare Minerals Ltd. is currently evaluating the deposit in Strange Lake and adjacent areas for a potential large-scale open-pit mining operation. The Company has approximately $53 million dollars at its disposal, and is currently finalizing its economic assessment of the deposit. Quest will subsequently perform a feasibility study on the Strange Lake project, which should be completed by the end of 2011.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. Quest is publicly-listed on the TSX Venture Exchange as “QRM” and is led by an experienced management and technical team. Quest is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Quebec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration program led to the discovery of a new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Quebec. Quest recently filed a 43-101 Inferred Resource Estimate as well as a Preliminary Economic Assessment (PEA) on the B-Zone deposit. In addition, Quest announced the discovery of a new area of rare earth element (REE) mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:

Peter J. Cashin	Dominique Lambert
President & CEO	Media relations

Phone: 416 916-0777 or 1 887 916-0777	Phone: 514 862-9862 or 514 744-6311
Fax: 416 916-0779	Email: dominique@lambertcommunications.com
Email: info@questrareminerals.com
Website: www.questrareminerals.com
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